SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. )1
                                -----------------
                             First Commonwealth Inc.

                                (Name of Issuer)
                                ----------------
                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)
                         ------------------------------
                                   319983 10 2
                                   -----------
                                 (CUSIP Number)

                                 Jay Weil, Esq.
                    Lowenthal, Landau, Fischer & Bring, P.C.
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 1998
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 8 Pages)

--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marathon Capital Partners, L.P.  95-4556148

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     287,300

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     287,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     287,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 319983 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marathon Capital Management Group, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     287,300

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     287,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     287,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

14   TYPE OF REPORTING PERSON*

     OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 319983 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter Gardiner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     287,300

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     287,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     287,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of First Commonwealth Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 444 North Wells Street, Suite 600, Chicago, Illinois 60610.

Item 2. Identity and Background.

     (a) This Statement on Schedule 13D is being filed by Marathon Capital Partners, L.P. ("Partners"), Marathon Capital Management Group, LLC ("Group") and Peter Gardiner ("Gardiner"). Each of Partners, Group and Gardiner is sometimes referred to herein as a "Reporting Person" and Partners, Group and
Gardiner are collectively referred to as the "Reporting Persons." Group and Gardiner are filing this Statement solely because by virtue of their relationship to Partners they may be deemed to beneficially own all of the shares of Common Stock of the Company owned directly by Partners.

     (b) The business address of each of the Reporting Persons is 9595 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212.

     (c) Partners is a privately-owned investment partnership. Group's sole business is acting as general partner of Partners. Gardiner is the managing member of Group.

     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining such Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

     (e) Partners is a Delaware limited partnership. Group is a Delaware limited liability company. Gardiner is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     During the period from November 20, 1997 to January 26, 1998, Partners purchased an aggregate of 287,300 shares of Common Stock for cash obtained from its working capital.

Item 4. Purpose of Transaction.

     Partners  acquired  the Common  Stock for  investment  purposes  only.  The
Reporting Persons may from time to time make additional purchases of Common Stock, or other securities of the Company, and may dispose of any or all of such securities or Common Stock held by them. Other than as described above, none of the Reporting Persons has any plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     The Reporting Persons may, at any time and from time to time review or reconsider their positions with respect to the Company, and may change their intentions as stated above. The Reporting Persons may communicate with management and other shareholders of the Company with respect to their investment in or interest in the Company.

Item 5. Interest in Securities of the Issuer.

     (a) As of January 26, 1998 each of the Reporting Persons beneficially owns 287,300 shares of the Company's Common Stock which represents approximately 7.9% of the Company's outstanding common stock.

     (b) The Reporting Persons share with each other voting and investment power with respect to the 287,300 shares of Common Stock referred to herein.

     (c) No transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons, except that Partners made the following described purchases of Common Stock during such period, all of which were made in open market transactions.

                                                     Aggregate
                           Number of                 Purchase Price
                           Shares                    (Including
   Date                    Purchased                 Commissions)
   ----                    ---------                 ------------
   11/20/97                  6,500                  $      86,466
   11/21/97                 14,200                  $     185,335
   11/26/97                 50,000                  $     640,650
   11/28/97                 50,000                  $     643,775
   12/2/97                  15,000                  $     191,275
   12/3/97                   5,000                  $      63,775
   12/4/97                   7,500                  $      95,650
   12/19/97                 16,500                  $     189,331
   12/31/97                  4,700                  $      54,053
   1/20/98                   3,400                  $      37,527
   1/21/98                   5,000                  $      55,025
   1/26/98                 109,500                  $   1,016,160


     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Group, as the sole general partner of Partners, may be deemed to control Partners. Gardiner, as the managing member and holder of a majority of the voting and economic interests in Group, may be deemed to be control Group. Therefore, each of Group and Gardiner may be deemed to beneficially own all of the Common Stock of the Company owned directly by Partners.

Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 30, 1998



                                     MARATHON CAPITAL PARTNERS, L.P.

                                     By:  Marathon Capital Management
                                            Group, LLC


                                     By:/S/ PETER GARDINER
                                        -----------------------------
                                        Peter Gardiner
                                        Managing Member



                                     MARATHON CAPITAL MANAGEMENT
                                        GROUP, LLC


                                     By:/S/ PETER GARDINER
                                        -----------------------------
                                        Peter Gardiner
                                        Managing Member




                                        /S/ PETER GARDINER
                                        -----------------------------
                                        Peter Gardiner